Exhibit 99.2
MAGNA LOGO                                Magna International Inc.
                                          337 Magna Drive
                                          Aurora, Ontario L4G 7K1
                                          Tel   (905) 726-2462
                                          Fax   (905) 726-7164

                               MEDIA RELEASE

                                        MAGNA ANNOUNCES MANAGEMENT CHANGES

December 7, 2007, Aurora, Ontario, Canada.... Magna International
Inc.(TSX: MG.A, NYSE:MGA) today announced that its President, Mark Hogan, has decided to leave Magna effective December 31, 2007, to pursue other opportunities.

    Mr. Frank Stronach, Magna's Chairman, together with Magna's co-Chief Executive Officers Don Walker and Siegfried Wolf, jointly stated: "We thank Mark for his contributions to Magna over the past three years, particularly in building Magna's presence in the Asia Pacific region and in strengthening our relationships with the Asian-based OEMs, and we wish him well in the future."

     "It has been a privilege to serve as Magna's President and helping lead this great company as it celebrates 50 years of growth and success," said Mark Hogan. "I am looking forward to both the opportunities and the challenges the future holds, and I wish Magna continued success."

    Magna also announced today the appointment of Jim Tobin as Magna's Executive Vice-President, Business Development and President of Magna Asia. Mr. Tobin has been with Magna for five years as Cosma
International's Executive Vice President of Sales and Marketing.

    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

    We have approximately 83,000 employees in 240 manufacturing
Operations and 62 product development and engineering centres in 23 countries.

For further information about this media release, please contact
Vincent J. Galifi, Magna's Executive Vice President and Chief Financial Officer at (905) 726-7100.